EXHIBIT 2
                                                                       ---------



                                     [LOGO]
                                   PRIMEWEST
                                  ENERGY TRUST

                                QUARTERLY REPORT
                               FOURTH QUARTER 2000

                  PRIMEWEST ENERGY TRUST POSTS BEST-EVER YEAR,
                   EXPECTS TO PAY RECORD DISTRIBUTIONS IN 2001

CALGARY, APRIL 11, 2001 (TSE: PWI.UN) -- PrimeWest Energy Trust (PrimeWest) today announced operating and financial results for the fourth quarter and year ended December 31, 2000. Fourth-quarter cash flow from operations was $0.80 per trust unit, ($0.77 per trust unit fully diluted) of which $0.60 per trust unit was distributed. Full-year cash flow was $2.51 per trust unit ($2.44 fully diluted) of which $1.77 was paid (a record, up 61% from 1999).

Fourth-quarter cash flow of $40.9 million was a record for the Trust, up from $29.2 million in the third quarter of 2000 and $13.3 million over the comparative period in 1999. Full-year cash flow of $112.1 million also was a record, climbing by 173% over 1999.

2000 HIGHLIGHTS

Other full-year highlights include:

o       Record average daily production of 16,237 BOE, up 8% from 1999.
o       Record operating netback of $21.27 per BOE, up 116% over 1999.
o       Operating expenses of $5.08 per BOE, down 3% from 1999.
o       Cash G&A expenses of $0.70 per BOE, down 28% over 1999.
o Distributions represented 71% of available cash flow, a conservative payout ratio, relative to our peers.
o       Net debt of $1.52 per trust unit, down 37% over 1999.
o       Total unitholder return of 67.8% per trust unit, up from 56.3% in 1999.

DISTRIBUTION DECLARATION, EXTENSION AND INCREASE

The May payment, totalling $0.22 per trust unit ($0.10 regular plus $0.12 special), will be made on May 15, 2001, to all unitholders of record on April 30, 2001. PrimeWest expects to pay a total of $0.22 per trust unit per month at least through January 2002, bringing expected full-year 2001 distributions to $2.58 per trust unit, a 45% increase over 2000 distribution levels.

OPERATING HIGHLIGHTS

-----------------------------------------------------------------------------------------------------------------------------
                                                         THREE MONTHS                              YEAR ENDED
                                                       ENDED DECEMBER 31                           DECEMBER 31
                                              ------------------------------------   ----------------------------------------

                                                 2000        1999        CHANGE         2000         1999         CHANGE
                                              ----------- ------------ -----------   ------------ ----------- ---------------
DAILY SALES VOLUMES

  Crude oil (barrels)                             7,422       5,919          25%         6,582        5,958         10%
  Natural gas liquids (barrels)                   1,610       1,360          18%         1,483        1,293         15%
  Natural gas (thousand cubic feet)              47,491      48,365          (2%)       49,032       46,457          6%
                                              ----------- ------------               ------------ -----------
  Total (barrels of oil equivalent)              16,949      15,346          10%        16,237       14,995          8%

AVERAGE SELLING PRICES

  Crude oil ($/bbl)                               38.13       25.79          48%         36.67        21.69         69%
  Natural gas liquids ($/bbl)                     39.80       26.13          52%         34.42        19.09         80%
  Natural gas ($/Mcf)                              7.43        2.90         156%          4.65         2.51         85%

OPERATING NETBACK ($/BOE)

  Revenues                                        41.36       20.99          97%         32.36        18.20         78%
  Royalties, net of ARTC                          (7.37)      (4.19)         76%         (5.92)       (3.14)        88%
  Operating expenses                              (5.20)      (5.19)           -         (5.08)       (5.23)        (3%)
                                              ----------- ------------
                                                                                     ------------ -----------
  Operating netback                               28.79       11.62         148%         21.27         9.83        116%
                                              =========== ============               ============ ===========

(1)  Gas converted to a barrel of oil equivalent at a 6:1 conversion factor
--------------------------------------------------------------------------------

FINANCIAL HIGHLIGHTS
-----------------------------------------------------------------------------------------------------------------------------
(THOUSANDS OF DOLLARS EXCEPT PER-BOE AND                     THREE MONTHS                            YEAR ENDED
PER-TRUST-UNIT AMOUNTS)                                    ENDED DECEMBER 31                         DECEMBER 31
                                                  ------------------------------------   ------------------------------------

                                                     2000        1999        Change         2000        1999        Change
                                                  ----------- -----------  -----------   ----------- ------------ -----------

Operating revenues, net of royalties                 52,999      23,716         123%       156,561      81,282          93%
  per BOE                                             33.99       16.81         102%         26.34       14.85          77%
  per trust unit                                       1.04        0.66          58%          3.51        2.39          47%

Operating expenses                                    8,106       7,325          11%        30,175      28,609           5%
  per BOE                                              5.20        5.19            -          5.08        5.23          (3%)
  per trust unit                                       0.16        0.20         (20%)         0.68        0.84         (19%)

Cash G&A expenses                                     1,060       1,415         (25%)        4,140       5,321         (22%)
  per BOE                                              0.68        1.00         (32%)         0.70        0.97         (28%)
  per trust unit                                       0.02        0.04         (50%)         0.09        0.16         (44%)

Cash management fees                                  1,165         427         173%         3,277       1,386         136%
  per BOE                                              0.75        0.30         150%          0.55        0.25         120%
  per trust unit                                       0.02        0.01         100%          0.07        0.04          75%

Financing costs                                       1,667       1,244          34%         6,359       4,885          30%
  per BOE                                              1.07        0.88          23%          1.07        0.89          20%
  per trust unit                                       0.03        0.03            -          0.14        0.14            -

Cash flow from operations                            40,862      13,306         207%       112,062      41,081         173%
  per BOE                                             26.21        9.42         178%         18.86        7.51         151%
  per trust unit                                       0.80        0.37         116%          2.51        1.21         107%

Cash distributed to unitholders                      30,489      12,547         143%        79,033      37,351         112%
  per trust unit                                       0.60        0.35          71%          1.77        1.10          61%
  payout ratio                                          75%         94%         (20%)          71%         91%         (22%)
                                                  ----------- -----------  -----------   ----------- ------------ -----------

----------------------------------------------------------------------------------------------------
(THOUSANDS OF DOLLARS)                                   DECEMBER 31,             December 31,               Change
                                                             2000                     1999
                                                    ------------------------ -----------------------

Net debt (long-term debt net of working capital)            79,194                   85,856                   (8%)
  per trust unit (fully diluted)                              1.52                     2.40                   (37%)
Debt-to-current-cash flow (annualized)                        0.48                     1.61                   (70%)
----------------------------------------------------------------------------------------------------

           MANAGEMENT'S DISCUSSION AND ANALYSIS (MD&A)


The following discussion is management's discussion and analysis about PrimeWest's operating and financial results for the fourth quarter of 2000 and previous periods, and the Trust's future outlook based on currently available information.

Beginning with this quarterly report, we are using a 6:1 ratio for converting natural gas (Mcf) to barrels of oil equivalent (BOE). In prior years, PrimeWest was using a 10:1 ratio.

RESULTS OF OPERATIONS

o Production volumes for the quarter averaged 16,949 barrels of oil equivalent (BOE) per day, down slightly from 17,291 BOE in the third quarter of 2000 due to some downtime at the Crossfield gas plant. Production volumes are up from 15,346 BOE in the fourth quarter of 1999 due to new volumes from the Trust's two acquisitions earlier in the year as well as production additions from the capital development program. Our exit rate was over 17,500 BOE per day.

During the quarter, 1,981 BOE per day or 12% of total daily production came from Gross Overriding Royalty (GORR) interests (mostly from former Reserve Royalty lands). Of this total, 1,083 BOE per day was crude oil production, 815 BOE per day was natural gas production, and 83 BOE per day was natural gas liquids production.

o We participated in 26 separate development projects during the quarter, as part of an operating strategy that is focussed on project diversification and an increased emphasis on technology and stewardship. Our fourth-quarter projects included: the drilling and completion of four wells at Laprise and Grand Forks; the re-completion and/or work-over of 22 wells. We also abandoned and/or reclaimed two wells. The Crossfield natural gas plant was down for 10 days in the fourth quarter to complete a plant automation and de-bottlenecking project to expand plant capacity and processing efficiency.

The combined result of these development activities was the addition of approximately 842 BOE per day of production.

o During the quarter, world oil prices remained extremely strong. The average West Texas Intermediate (WTI) crude oil price was US$31.86 per barrel compared with US$31.58 in the third quarter of 2000 and US$24.51 per barrel for the fourth quarter of 1999. North American natural gas prices rose sharply again, both on the New York Mercantile Exchange (NYMEX) and in the Alberta markets compared with the third quarter of 2000 and the same period in 1999.

The average AECO price was $7.43 per thousand cubic feet (Mcf) compared with $5.26 for the third quarter of 2000 and $3.56 for the same quarter in 1999.

o The average selling price PrimeWest received in the fourth quarter for all products combined increased to $41.36 per BOE compared with $31.95 per BOE in the third quarter of 2000 and $20.99 per BOE in the fourth quarter of 1999.

      RISK MANAGEMENT

Our risk management strategy is designed to not speculate on future commodity price performance. Rather, our objectives are to support the distribution rate expectations that we set forth to the market; lock in transaction economics associated with material acquisitions; and protect our capital structure should commodity prices cycle downwards.

PrimeWest uses a number of hedging structures in its program, many of which are `option'- or `put'-based. These have the advantage of mitigating downside exposure while providing substantial upside participation in commodity prices. In essence, they provide a form of insurance.

As at April 10, 2001, hedging structures for the nine-month period ending December 31, 2001 represented about 80% of total anticipated full-year crude oil production after royalties and approximately 42% of total anticipated full-year natural gas production.

PrimeWest continually monitors the markets for both crude oil and natural gas and makes considered risk-management decisions regularly. The effect of these hedging transactions will continue to be reported quarterly.

The following tables of blended prices show the expected effect of hedging transactions for 2001.

CRUDE OIL (AS AT APRIL 10, 2001)

  ---------------------------------------------------------------------------------------------------------------------------
      (AS AN APPROXIMATE PERCENTAGE        QUARTER ENDING        QUARTER ENDING       QUARTER ENDING        QUARTER ENDING
     OF TOTAL ANTICIPATED CRUDE OIL        MAR. 31, 2001         JUN. 30, 2001         SEP. 30, 2001        DEC. 31, 2001
       PRODUCTION AFTER ROYALTIES)
                                        --------------------  -------------------- --------------------- --------------------

  VOLUME HEDGED, FIXED PRICE                     0%                   45%                  45%                   45%

  VOLUME HEDGED, INSURED                        58%                   51%                  51%                   51%


  (U.S. DOLLARS PER BARREL)                  PRIMEWEST             PRIMEWEST            PRIMEWEST             PRIMEWEST
                             IF WTI IS:     RECEIVES(1)           RECEIVES(1)          RECEIVES(1)            RECEIVES
                                        --------------------  -------------------- --------------------- --------------------
                                  30.00         30.00                 28.54                28.57                 28.72
                                  28.00         28.26                 27.64                27.65                 27.69
                                  26.00         27.12                 26.57                26.55                 26.55
                                  24.00         26.33                 25.95                25.90                 25.84
                                  22.00         25.53                 25.83                25.74                 25.55
                                  20.00         24.05                 25.71                25.57                 25.27

(1) The blended prices PrimeWest would expect to receive. These prices are a weighted average blend of prices received on hedged volumes and prevailing market prices received for unhedged sales.
(2) Fixed price (swap) is for a specified term. Insured volumes include puts and put swaptions.
--------------------------------------------------------------------------------

NATURAL GAS (AS APRIL 10, 2001)

APPROXIMATELY 44% OF 2001 GAS VOLUMES IS MARKETED THROUGH AGGREGATORS, WITH THE REMAINING 56% MARKETED DIRECTLY BY PRIMEWEST IN THE ALBERTA SHORT- AND LONG-TERM MARKETS. VOLUMES SOLD THROUGH AGGREGATORS RECEIVE PRICES THAT ARE DERIVED FROM A NUMBER OF MARKETS ACROSS NORTH AMERICA. THE FOLLOWING TABLE REFERS ONLY TO THE PRODUCTION THAT PRIMEWEST SELLS DIRECTLY.

  ---------------------------------------------------------------------------------------------------------------------------
     (AS AN APPROXIMATE PERCENTAGE OF      QUARTER ENDING        QUARTER ENDING       QUARTER ENDING        QUARTER ENDING
         DIRECT MARKETED VOLUMES)          MAR. 31, 2001         JUN. 30, 2001         SEP. 30, 2001        DEC. 31, 2001
                                        --------------------  -------------------- --------------------- --------------------
  VOLUMES HEDGED, FIXED PRICE                    9%                   22%                   22%                  11%

  VOLUMES HEDGED, INSURED                       69%                   51%                   39%                  43%



  (CANADIAN DOLLARS PER MCF)                 PRIMEWEST             PRIMEWEST            PRIMEWEST             PRIMEWEST
                            IF AECO IS:     RECEIVES(1)           RECEIVES(1)          RECEIVES(1)           RECEIVES(1)
                                        --------------------  -------------------- --------------------- --------------------
                                   8.50          8.26                  8.26                 8.27                  8.40
                                   8.00          7.89                  7.88                 7.88                  7.95
                                   7.50          7.51                  7.49                 7.49                  7.51
                                   7.00          7.14                  7.10                 7.10                  7.10
                                   6.50          6.77                  6.82                 6.74                  6.82
                                   6.00          6.40                  6.65                 6.50                  6.58

(1) The blended prices PrimeWest would expect to receive on gas it markets directly. These prices are a weighted average blend of prices received on hedged volumes and prevailing market prices received for unhedged sales.

(2) Fixed price (swap) is for a specified term. Insured volumes include puts and put swaptions.
--------------------------------------------------------------------------------

REVENUES - Revenues from the sales of crude oil, natural gas and natural gas liquids for the fourth quarter were $64.4 million, up 100% over the same period in 1999 due to higher commodity prices and higher production volumes. Opportunity losses from hedging activities for the period were $2.7 million or $0.05 per trust unit.

o CASH FLOW - Cash flow from operations was $40.9 million ($0.80 per trust unit) for the quarter compared with $29.2 million ($0.62 per trust unit) in the third quarter of 2000 and $13.3 million ($0.37 per trust unit) posted in the fourth quarter of 1999. These increases are due to higher commodity prices, higher production volumes and lower costs.

o ROYALTIES - Crown and other royalties, net of ARTC, were $11.5 million during the fourth quarter, up from $9.7 million in the third quarter of 2000, and up from $5.9 million in the fourth quarter of 1999 reflecting the effect of higher commodity prices. The average royalty rate for the quarter was 17.8%, down from 19.1% in the third quarter due to the booking of gas cost allowance credits. Year over year, the royalty rate has increased from 17.5% for 1999 to 18.4% for 2000 due to higher commodity prices offset by the fact that the Reserve Royalty GORR volumes do not attract royalties.

o OPERATING EXPENSES - Operating expenses were $8.1 million for the fourth quarter or $5.20 per BOE, down slightly in aggregate from $8.2 million in the third quarter. Compared with the corresponding period in 1999, fourth quarter operating expenses were up 11% in aggregate but unchanged on a BOE basis. Power costs, a large component of operating expenses, rose by 9.3% in aggregate and 12% per BOE from the third quarter.

o OPERATING NETBACK - PrimeWest's fourth-quarter operating netback (before G&A, management fees and interest expense) was $28.79 per BOE, up from $20.70 per BOE in the third quarter of 2000 and $11.62 per BOE in the corresponding period in 1999. These increases were due to higher commodity prices and lower operating costs, offset by higher crown and other royalties.

o CASH GENERAL AND ADMINISTRATIVE EXPENSES - Cash G&A expenses, net of overhead recoveries, were $1.1 million or $0.68 per BOE for the quarter, up $0.4 million from the third quarter of 2000 and down $0.4 million from the same period in 1999. The reduction of cash G&A is mainly due to higher overhead recoveries and lower costs.

o NON-CASH GENERAL AND ADMINISTRATIVE EXPENSES - Non-cash G&A expenses, representing the cost associated with the Trust's long-term incentive program, were $3.6 million in the fourth quarter, up from $2.2 million in the third quarter of 2000 and up from $0.3 million for the corresponding period in 1999. The expense represents the change in the liability for vested and `in the money' awards as at the end of the period. Awards under the program are a function of total unitholder return (unit price plus reinvested distributions) and are subject to a 5% per annum hurdle rate. This is a non-cash charge in that payouts are made by the issuance of trust units upon exercise.

o MANAGEMENT FEES - Cash and non-cash management fees increased to $1.4 million for the quarter as compared with $1.1 million in the third quarter of 2000 and $0.5 million for the corresponding period in 1999. Management fees are mainly based on net production revenue, which itself is highly dependent on volumes produced and commodity prices received.

o INTEREST EXPENSE - Interest expense was $1.7 million in the fourth quarter compared with $1.8 million in the third quarter of 2000 and $1.2 million in the corresponding period of 1999.

o DEPLETION, DEPRECIATION AND AMORTIZATION (DD&A) - The fourth-quarter 2000 DD&A rate was $7.47 per BOE compared with a third-quarter rate of $7.59 per BOE and with a 1999 rate of $6.34 per BOE. DD&A expense has increased commensurate with the higher value of the Reserve Royalty GORR reserves compared with reserves that are burdened with royalties and operating expenses as well as reserve revisions booked at the end of 1999.

o LIQUIDITY AND CAPITAL RESOURCES - Capital expenditures, excluding acquisitions, totalled $11.2 million during the quarter, compared with third-quarter 2000 capital expenditures, of $6.2 million, and $16.5 million during the corresponding period in 1999.

Net debt (long-term debt net of working capital) at December 31, 2000 was $79.2 million or $1.52 per trust unit. This compares with $77.5 million or $1.53 per trust unit at September 30, 2000 and $85.9 million or $2.40 per trust unit at year-end 1999.

RESERVES SUMMARY

Based on an independent reserves evaluation by the firm of Gilbert Laustsen Jung Associates Ltd. (GLJ), PrimeWest's total proved reserves were 57.1 million BOE at January 1, 2001. During the year, 13.0 million BOE were added to proven reserves through acquisitions and development work. Offsetting this increase, proved reserves were reduced by 2000 production of 5.9 million BOE resulting in a net increase in proved reserves of 6.1 million BOE year over year. Development drilling, coupled with net acquisitions, replaced produced reserves by 220%. Established reserves rose by 9% to 69.6 million BOE.

The following is a summary of PrimeWest's reserves at January 1, 2001:

-------------------------------------------------------------------------------------------------------------------
                                                                                        January 1,     January 1,
                                                                         Natural gas    2001 total     2000 total
                                             Crude oil     Natural gas     liquids       reserves       reserve
                                               (Mbbl)        (MMcf)         (Mbbl)        (MBOE)         (MBOE)
-------------------------------------------------------------------------------------------------------------------
Proved producing                                  17,804        162,133         4,074         48,900        45,326
Total proved                                      20,166        192,590         4,885         57,149        50,963
Probable                                           8,405         80,286         3,072         24,855        25,350
Total proved plus
   probable                                       28,571        272,846         7,957         82,004        76,313
Established                                       24,369        232,725         6,421         69,577        63,638
-------------------------------------------------------------------------------------------------------------------

Total proved reserves as a percentage of established reserves increased from 80% at January 1, 2000 to 82% at
January 1, 2001.

NET ASSET VALUE - Net asset value is a measure of the net value of PrimeWest's underlying assets - crude oil, natural gas and natural gas liquids reserves. Reserve value is based on consultant average escalating commodity price forecasts, prior to provision for income taxes, interest costs, general and administrative costs and management fees, but after providing for estimated royalties, operating costs, other income, capital costs and abandonment costs. The net asset value includes the value of unproved lands, working capital, funds held for reclamation, and it deducts debt outstanding.

Based on the GLJ evaluation of PrimeWest's established reserves, discounted at 10%, PrimeWest's net asset value was
$10.55 per trust unit at January 1, 2001, up 49% from the prior year.



Present value of reserves

----------------------------------------------------------------------------------------------------------------------
                                                          Discounted @   Discounted @    Discounted     Discounted @
January 1, 2001                                                0%             10%          at 12%           15%
----------------------------------------------------------------------------------------------------------------------
(MILLIONS OF DOLLARS)

Proved producing                                                  784.0          484.7          453.7           415.5

Total proved                                                      907.7          549.6          512.4           466.6

Probable                                                          401.6          147.9          129.0           107.4

Total proved and probable
                                                                1,309.3          697.5          614.3           574.0

Established                                                     1,108.5          623.5          576.8           520.3

Established
January 1, 2000                                                   624.1          327.6          299.4           265.4
----------------------------------------------------------------------------------------------------------------------

Net asset value

----------------------------------------------------------------------------------------------------------------------
                                                                          January 1,     January 1,      January 1,
                                                                             2001           2000            1999
----------------------------------------------------------------------------------------------------------------------
(MILLIONS OF DOLLARS, EXCEPT PER-TRUST-UNIT)

Established reserves
(discounted @ 10%)                                                             623.0          328.0           313.0

Unproved lands                                                                  17.2           10.2            10.6

Other assets                                                                     0.1            6.9             4.2

Long-term debt                                                                 (78.9)         (92.2)          (73.0)
                                                                        ----------------------------------------------
Total net asset value                                                          561.4          252.9           254.8
----------------------------------------------------------------------------------------------------------------------
Per trust unit                                                                $10.55          $7.07           $7.72
----------------------------------------------------------------------------------------------------------------------

DEVELOPMENTS

SUMMARY OF OPERATIONS - During 2000, PrimeWest executed on all four of its strategies - financial prudence, risk management, operating excellence and asset growth.

Financial prudence - At year-end, PrimeWest had a debt-to-trailing-- 12-month-cash-flow ratio of 0.7:1, and a trailing-debt-to-current-cash-flow ratio of 0.5:1. These ratios provide substantial financial flexibility. We paid a record level of distributions, and also have built an undistributed distribution reserve of $29.3 million ($0.56 per trust unit), which we have used to manage our debt prudently and to provide future distribution stability.

Risk management - PrimeWest layered in a series of forward-market sales contracts to protect the 10-cent base distribution rate during 2000, and provide support to the special distribution rate, which, commencing May 15, 2001, is at 12 cents per trust unit per month for a total distribution of $0.22 monthly.

Operating excellence - We reduced operating costs and worked steadily to temper the natural rate of production decline. For 2000, base production (not including acquired volumes) was held to 97% of 1999 production levels.

Asset growth - We had two successful acquisitions this year - Venator Petroleum and Reserve Royalty Corporation.

2000 DISTRIBUTION SUMMARY AND TAXABILITY - Full-year distributions declared in 2000 were $1.77 per trust unit, and calendar year payments were $1.67 per trust unit. Forty-seven percent of distributions received by unitholders in 2000 was a tax-deferred return of capital and 53% was taxable as other income.

CYPRESS ENERGY ACQUISITION SUCCESSFULLY CLOSED - On March 29, 2001, PrimeWest announced the successful completion of the acquisition of Cypress Energy Inc., whereby approximately 97% of the outstanding Cypress shares were tendered to the offer. PrimeWest acquired the remaining shares under the compulsory acquisition provisions of Canadian corporate law. Accordingly, PrimeWest issued 50.2 million trust units, 5.44 million exchangeable shares (which are convertible into trust units) and paid $58.4 million in cash in exchange for all the issued and outstanding Cypress shares. In addition, the debt of Cypress was assumed.

PRIMEWEST/CYPRESS ENERGY INTEGRATION UPDATE - The integration of Cypress Energy's operations into those of PrimeWest is moving forward according to plan. In advance of the expiry of the offer for Cypress, PrimeWest retained an external project management team to assist in the management of transition and integration processes. A transition team has been assembled, consisting of employees from both companies. The physical integration is expected to be completed by May 30, 2001.

Head office space for the combined organization has been secured and the conversion of Cypress systems into those of PrimeWest is well advanced. Of a total of 60 Cypress and Ranchero employees, 29 have agreed to join PrimeWest. Unitholders will benefit from the resulting economies of scale in general and administrative expenses, expected to be in the order of $3 million annually.

A detailed review of the combined PrimeWest and Cypress asset base is currently being conducted to develop an enhanced 2001 capital development and property rationalization programs. This review is scheduled to be completed by May 31, 2001.

2001 DISTRIBUTION OUTLOOK - As previously announced, PrimeWest's special distribution rate has been increased by 20%, from 10 cents to 12 cents per month, as a result of the cash flow and net asset value accretion attributed to the Cypress Energy Transaction.

Accordingly, the May cash distribution payment, totalling $0.22 per trust unit ($0.10 regular plus $0.12 special), will be made on May 15, 2001, to all unitholders of record on April 30, 2001. With the regular and special distributions in April, PrimeWest will have paid a total of $2.19 per trust unit during the previous 12-month period (June 2000 through May 2001), and $6.29 per trust unit since inception. The ex-distribution date for the May payment is April 26, 2001.

PrimeWest expects to continue its $0.22 distribution rate until at least the December 2001 declared distribution for payment in January 2002. This would result in a record $2.56 per trust unit distribution for 2001.

DISTRIBUTION REINVESTMENT DISCOUNT - PrimeWest's Distribution Reinvestment Plan enables participants to reinvest their monthly cash distributions and automatically purchase additional trust units directly, at a 5% discount to the prevailing market value, without incurring brokerage fees or other expenses.

For further information or to join this plan, contact our Plan Agent, Computershare Trust Company of Canada, at 1-800-564-6253. PrimeWest Energy Trust welcomes questions from unitholders and potential investors; call Investor Relations at 403-234-6600 or toll-free in Canada at 1-877-968-7878; or visit us on the Internet at our Web site, www.primewestenergy.com.


On behalf of the Board of Directors:
April 10, 2001

Kent J. MacIntyre
Vice-chairman and
Chief Executive Officer

PRIMEWEST ENERGY TRUST
CONSOLIDATED BALANCE SHEETS

--------------------------------------------------------------------------------------------------------
(THOUSANDS OF DOLLARS)                                                DECEMBER 31,       December 31,
                                                                          2000               1999
                                                                    ----------------- ------------------
ASSETS


Current assets
  Cash and short-term investments                                                 -             5,504
  Accounts receivable                                                        35,064            21,810
  Portfolio investments                                                           -               174
  Prepaid expenses                                                            3,400             2,452
                                                                    ----------------- ------------------
                                                                             38,464            29,940

Cash reserved for site restoration and reclamation                              398             1,060

Capital assets                                                              395,376           289,210
                                                                    ----------------- ------------------

                                                                            434,238           320,210
                                                                    ================= ==================

LIABILITIES AND UNITHOLDERS' EQUITY

Current liabilities
  Bank overdraft                                                                834                 -
  Accounts payable and accrued liabilities                                   25,781            18,675
  Accrued distributions to unitholders                                        9,961             3,555
  Due to related company                                                      2,052             1,280
  Current portion of long-term debt                                             106               106
                                                                    ----------------- ------------------
                                                                             38,734            23,616
Long-term debt                                                               78,940            92,180

Long-term incentive liability                                                 8,930               475

Future income taxes                                                          16,596                 -

Site restoration and reclamation provision                                    1,958             3,899
                                                                    ----------------- ------------------
                                                                            145,158           120,170

UNITHOLDERS' EQUITY

  Net capital contributions                                                 435,342           311,049
  Accumulated income (loss)                                                  43,014            (2,379)
  Accumulated cash distributions                                           (186,518)         (107,485)
  Accumulated dividends                                                      (2,758)           (1,145)
                                                                    ----------------- ------------------

                                                                            289,080           200,040
                                                                    ----------------- ------------------

                                                                            434,238           320,210
                                                                    ================= ==================

--------------------------------------------------------------------------------------------------------

PRIMEWEST ENERGY TRUST
CONSOLIDATED STATEMENTS OF UNITHOLDERS' EQUITY

--------------------------------------------------------------------------------------------------------
(THOUSANDS OF DOLLARS)                                                DECEMBER 31,       December 31,
                                                                          2000               1999


Unitholders' equity, beginning of the period, as
  previously reported                                                       200,040           213,214
   Adjustment to unitholders' equity at beginning
     of period to adopt new future income tax standard                      (10,218)                -
   Net income for the period                                                 55,612             5,985
   Net capital contributions                                                124,291            18,598
   Cash distributions                                                       (79,033)          (37,351)
   Dividends                                                                 (1,612)             (406)
                                                                    ----------------- ------------------
Unitholders' equity, end of the period                                      289,080           200,040
                                                                    ----------------- ------------------
-----------------------------------------------------------------------------------------------------------------------------

PRIMEWEST ENERGY TRUST
CONSOLIDATED STATEMENTS OF CASH FLOW

-----------------------------------------------------------------------------------------------------------------------------
(THOUSANDS OF DOLLARS)                                                  THREE MONTHS                    YEAR ENDED
                                                                      ENDED DECEMBER 31                 DECEMBER 31
                                                                ------------------------------ ------------------------------

                                                                     2000           1999           2000            1999

                                                                --------------- -------------- --------------  --------------
OPERATING ACTIVITIES

  Net income for the period                                           22,839           4,017         55,612           5,985
  Add:  Items not involving cash from operations
                Depletion, depreciation and amortization              11,649           9,063         42,865          34,699
                Attempted acquisition costs expensed                       -               7              -           1,145
                Investment income                                          -            (187)             -          (1,780)
                Non-cash general and administrative                    3,583             287         10,296             586
                Non-cash management fees                                 234             119            731             446
                Future income taxes                                    2,558               -          2,558               -
                                                                --------------- -------------- --------------  --------------
  Cash flow from operations                                           40,863          13,306        112,062          41,081
  Change in non-cash working capital                                  (7,423)         (2,861)        (7,599)         (7,457)
                                                                --------------- -------------- --------------  --------------
                                                                      33,440          10,445        104,463          33,624
                                                                --------------- -------------- --------------  --------------
FINANCING ACTIVITIES

  Proceeds from issue of trust units (net of costs)                      900          18,265         39,896          18,830
  Acquisition of trust units pursuant to normal
    course issuer bid                                                      -               -           (926)           (755)
  Cash distributions to unitholders                                  (30,489)        (12,547)       (79,033)        (37,351)
  Dividends                                                             (760)           (108)        (1,612)           (406)
  Increase (decrease) in long-term debt                               (5,334)          6,495        (41,449)         19,173
  Change in non-cash working capital                                   1,747             211          6,291           1,540
                                                                --------------- -------------- --------------  --------------
                                                                     (33,936)         12,316        (76,833)          1,031
                                                                --------------- -------------- --------------  --------------
INVESTING ACTIVITIES

  Expenditures on capital assets                                     (11,250)        (16,496)       (25,791)        (14,170)
  Acquisition of capital assets                                         (330)         (1,166)        (6,306)        (24,648)
  Proceeds on disposal of capital assets                                   5             698            855           5,909
  Decrease (increase) in cash reserved for future site
     restoration and reclamation                                       1,339           1,454            661             721
  Expenditures on site restoration and reclamation                    (1,727)         (1,291)        (3,561)         (1,835)
  Proceeds on disposition of short-term investments                        -              17            174           4,818
  Attempted acquisition costs                                              -              (7)             -          (1,145)
                                                                --------------- -------------- --------------  --------------
                                                                     (11,963)        (16,791)       (33,968)        (30,350)
                                                                --------------- -------------- --------------  --------------

Increase (decrease) in cash for the period                           (12,459)          5,970         (6,338)          4,305

Cash, (bank overdraft) beginning of the period                        11,625            (466)         5,504           1,199
                                                                --------------- -------------- --------------  --------------

Cash, (bank overdraft) end of the period                                (834)          5,504           (834)          5,504
                                                                =============== ============== ==============  ==============

Cash interest paid                                                     1,858           1,597          6,872           4,867
                                                                =============== ============== ==============  ==============

Cash taxes paid                                                           38               -            453               -
                                                                =============== ============== ==============  ==============

-----------------------------------------------------------------------------------------------------------------------------

PRIMEWEST ENERGY TRUST
CONSOLIDATED STATEMENTS OF INCOME AND
CASH AVAILABLE FOR DISTRIBUTION

-----------------------------------------------------------------------------------------------------------------------------
(THOUSANDS OF DOLLARS, EXCEPT FOR PER-TRUST-UNIT AND NUMBER           THREE MONTHS                      YEAR ENDED
 OF UNITS)                                                          ENDED DECEMBER 31                   DECEMBER 31
                                                                  2000            1999             2000            1999
                                                              -------------- ---------------   --------------  --------------

REVENUES

  Sales of crude oil, natural gas and natural gas                   64,367         29,569           191,339          98,247
  liquids
  Crown and other royalties, net of ARTC                           (11,489)        (5,907)          (35,157)        (17,182)
  Other income                                                         121            242               379           1,998
                                                              -------------- ---------------   --------------  --------------
                                                                    52,999         23,904           156,561          83,063
                                                              -------------- ---------------   --------------  --------------
EXPENSES

  Operating                                                          8,106          7,325            30,175          28,609
  Cash general and administrative                                    1,060          1,415             4,140           5,321
  Non-cash general and administrative                                3,583            287            10,295             586
  Interest                                                           1,667          1,244             6,359           4,885
  Attempted takeover costs                                               -              7                 -           1,146
  Cash management fees                                               1,165            427             3,277           1,386
  Non-cash management fees                                             234            119               731             446
  Depletion, depreciation and amortization                          11,649          9,063            42,865          34,699
                                                              -------------- ---------------   --------------  --------------
                                                                    27,464         19,887            97,842          77,078
                                                              -------------- ---------------   --------------  --------------
NET INCOME BEFORE TAXES FOR THE PERIOD                              25,535          4,017            58,719           5,985
                                                              -------------- ---------------   --------------  --------------
                                                              -------------- ---------------   --------------  --------------

Capital taxes                                                          138              -               549               -
Future income taxes                                                  2,558              -             2,558               -
                                                              -------------- ---------------   --------------  --------------
                                                              -------------- ---------------   --------------  --------------
                                                                     2,696              -             3,107               -
                                                              -------------- ---------------   --------------  --------------
                                                              -------------- ---------------   --------------  --------------

NET INCOME FOR THE PERIOD                                           22,839          4,017            55,612           5,985
                                                              ============== ===============   ==============  ==============

Add back (deduct) amounts to reconcile to distribution:
  Undistributed reserve                                             (9,674)          (393)          (29,266)         (2,485)
  Attempted takeover costs, net of income                                -           (180)                -            (635)
  Depletion, depreciation and amortization                          11,649          9,063            42,865          34,699
  Contribution to reclamation fund                                    (392)          (239)           (2,964)           (868)
  Non-cash general and administrative                                3,583            287            10,295             586
  Management fees paid in trust units                                  234            119               731             446
  Future income taxes                                                2,558              -             2,558               -
                                                              -------------- ---------------   --------------  --------------
                                                                     7,958          8,657            24,219          31,743
                                                              -------------- ---------------   --------------  --------------

CASH AVAILABLE FOR DISTRIBUTION                                     30,797         12,674            79,831          37,728
                                                              ============== ===============   ==============  ==============

Cash available to trust unitholders (99%)                           30,489         12,547            79,033          37,351
                                                              ============== ===============   ==============  ==============

Cash available for distribution per trust unit                        0.60           0.35              1.77            1.10
                                                              ============== ===============   ==============  ==============

Net income per trust unit                                             0.45           0.11              1.25            0.18
                                                              ============== ===============   ==============  ==============

Fully diluted net income per trust unit                               0.43           0.11              1.21            0.18
                                                              ============== ===============   ==============  ==============

Trust units issued and outstanding                              50,982,093     35,768,801        50,982,093      35,768,801

Weighted average trust units outstanding                        50,814,922     35,849,989        44,651,600      33,965,152

=============================================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2000

(1)     Acquisition of Venator Petroleum Company Limited
On April 19, 2000, PrimeWest Resources Ltd., a subsidiary company of PrimeWest Energy Inc., completed the acquisition of all of the issued and outstanding shares of Venator Petroleum Company Limited ("Venator") on a share for share exchange. PrimeWest issued 0.65 trust units or 0.65 exchangeable shares of PrimeWest Resources Ltd. for each Venator share. In aggregate, 2.4 million trust units and 2.0 million exchangeable shares were issued for total consideration, including debt assumed, of $31.24 million. Subsequent to the transaction, Venator was dissolved and all of its assets distributed to PrimeWest. The acquisition was accounted for using the purchase method of accounting.

(2)     Exchangeable Shares of PrimeWest Resources Ltd.
In connection with the Venator acquisition, PrimeWest Resources Ltd. amended its articles to create an unlimited number of exchangeable shares. The exchangeable shares are exchangeable into PrimeWest trust units at anytime up to April 18, 2005, based on an exchange ratio that adjusts each time PrimeWest makes a distribution to unitholders. In certain circumstances, PrimeWest has the right to require redemption prior to that date. Dividends are paid to holders of record based on the estimated taxable portion of the monthly distribution paid. The exchange ratio, which was 1:1 on the date the transaction closed, is based on the total monthly distribution paid less the dividend paid, divided by the closing unit price on the distribution payment date. The exchange ratio, effective January 15, 2001 is 1.1042:1 and as at December 31, 2000 there were
1.1 million exchangeable shares outstanding.

(3)     Acquisition of Reserve Royalty Corporation
On July 27, 2000, PrimeWest Royalty Corp., a subsidiary of PrimeWest Energy Inc., completed the acquisition of all of the issued and outstanding shares of Reserve Royalty Corporation on a unit for share exchange. PrimeWest issued 0.657 trust units for each Reserve Royalty share. In aggregate, 6.67 million trust units were issued for total consideration, including debt assumed, of $83.7 million. Subsequent to the transaction, Reserve Royalty was amalgamated into PrimeWest Royalty Corp. and the majority of the assets transferred to the Trust. The purchase method was used to account for the transaction.

TRADING PERFORMANCE

-----------------------------------------------------------------------------------------------------------------------------
                                                                               FOR THE QUARTER ENDED
                                              DEC. 31/00      SEPT. 30/00      JUN. 30/00      MAR. 31/00       DEC. 31/99
                                            --------------- ---------------- --------------- ---------------  ---------------
TRUST UNIT PRICES
(DOLLARS PER TRUST UNIT)
      High                                           9.30            8.50             8.10            7.40             7.10
      Low                                            8.45            8.35             6.30            6.30             6.15
      Close                                          8.95            8.40             8.05            6.40             6.65

Volume traded (MILLIONS OF UNITS)                    7.73            9.58             7.96            4.64             3.24

Number of trust units outstanding (MILLIONS
OF UNITS)                                            51.0            50.6             38.8            35.9             35.8
   Including exchangeable shares (ISSUED IN          52.2            52.0             40.2            35.9             35.8
RESPECT OF VENATOR ACQUISITION)

Distribution paid per trust unit                    $0.60           $0.48            $0.39           $0.30            $0.35
                                            --------------- ---------------- --------------- ---------------  ---------------

Exchange ratio for exchangeable
  shares                                           1.0933          1.0708           1.0352               -                -
                                            --------------- ---------------- --------------- ---------------  ---------------

-----------------------------------------------------------------------------------------------------------------------------

FORWARD-LOOKING STATEMENTS - This news release contains forward-looking statements with respect to PrimeWest. Some of these statements include words to indicate that management `intends', `expects', or `believes' that an outcome will occur. Because forward-looking statements address future events and conditions, they involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include commodity price levels and crude oil quality differentials, production levels, new information about the recoverability of reserves, and operating and other costs. They also include other risks detailed from time to time in the publicly filed disclosure documents and securities commissions reports of PrimeWest.

      KENT MACINTYRE                SUSAN DUNCAN               SCOTT RANSON
       Vice-chairman              Vice-president,           Investor Relations
and Chief Executive Officer           Finance               and Communications
       403-234-6601                 403-234-6619               403-234-6644


                                     [LOGO]
                                    PRIMEWEST
                                  ENERGY TRUST
                      e-mail: investor@primewestenergy.com
                             www.primewestenergy.com

[SIDE HIGHLIGHTS TAKEN FROM ELSEWHERE IN THE TEXT]

Beginning with this quarterly report, we are using a 6:1 ratio for converting natural gas (Mcf) to barrels of oil equivalent (BOE). In prior years, PrimeWest was using 10:1 ratio.

TSE TRADING SYMBOL    PWI.UN

We have a balanced strategy of financial prudence - managing our current capital structure while providing for the future.

We have a balanced strategy of financial prudence - managing our current capital structure while providing for the future.

The key aim of our risk management strategy - to provide an element of stability and predictability to our monthly distributions, while maintaining the opportunity to capture benefit from strong prices.

Our operating excellence strategy: pursue a conservative program of property development focused on lowering operating costs and arresting the natural production declines in mature producing properties.

Asset replenishment -- another key to the long-term stability of PrimeWest and its cash distributions to unitholders. We work to increase the size, diversity and quality of our asset base.

During 2000, PrimeWest executed on all four of its strategies - financial prudence, risk management, operating excellence and asset growth.